Exhibit 1

Media Relations	Investor Relations	Analyst Relations
Jorge Pérez	Eduardo Rendón	Lucy Rodriguez
+52(81) 8888-4334	+52(81) 8888-4256	+1(212) 317-6007
mr@cemex.com	ir@cemex.com	ir@cemex.com

CEMEX ANNOUNCES PRICING

OF U.S.$1.0 BILLION OF SENIOR SECURED NOTES

MONTERREY, MEXICO, JUNE 2, 2020 — CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today the pricing of U.S.$1.0 billion of its 7.375% Senior Secured Notes due 2027 denominated in U.S. Dollars (the “Notes”).

The Notes will bear interest semi-annually at an annual rate of 7.375% and mature on June 5, 2027. The Notes will be issued at a price of 100.000% of face value and will be callable commencing on June 5, 2023. The closing of the offering is expected to occur on June 5, 2020, subject to satisfaction of customary closing conditions.

CEMEX intends to use the net proceeds from the offering of the Notes for general corporate purposes, including to repay other indebtedness, all in accordance with CEMEX’s facilities agreement, dated as of July 19, 2017 (as amended and/or restated on June 2, 2019, November 4, 2019 and May 22, 2020, the “Facilities Agreement”), entered into with several financial institutions.

The Notes will share in the collateral pledged for the benefit of the lenders under the Facilities Agreement and other secured obligations having the benefit of such collateral, and will be guaranteed by CEMEX Concretos, S.A. de C.V., New Sunward Holding B.V., CEMEX España, S.A., Cemex Asia B.V., CEMEX Corp., CEMEX Finance LLC, Cemex Africa & Middle East Investments B.V., CEMEX France Gestion (S.A.S.), Cemex Research Group AG and CEMEX UK.

This release is neither an offer to purchase nor a solicitation of an offer to sell or buy any securities of CEMEX in any transaction.

The Notes and the guarantees thereof have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and they may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. The Notes are being offered only to qualified institutional buyers pursuant to Rule 144A and outside the United States pursuant to Regulation S, both as promulgated under the Securities Act.

THE NOTES HAVE NOT BEEN AND WILL NOT BE REGISTERED WITH THE MEXICAN NATIONAL SECURITIES REGISTRY (REGISTRO NACIONAL DE VALORES, OR “RNV”), MAINTAINED BY THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION (COMISIÓN NACIONAL BANCARIA Y DE VALORES, OR “CNBV”), AND THEREFORE MAY NOT BE OFFERED OR SOLD PUBLICLY IN MEXICO, EXCEPT THAT THE NOTES MAY BE OFFERED AND SOLD IN MEXICO TO INVESTORS THAT QUALIFY AS INSTITUTIONAL AND QUALIFIED INVESTORS SOLELY PURSUANT TO THE PRIVATE PLACEMENT EXEMPTION SET FORTH IN ARTICLE 8 OF THE MEXICAN SECURITIES MARKET LAW (LEY DEL MERCADO DE VALORES, OR THE “MEXICAN SECURITIES MARKET LAW”). UPON THE ISSUANCE OF THE NOTES, WE WILL NOTIFY THE CNBV OF THE

ISSUANCE OF THE NOTES, INCLUDING THE PRINCIPAL TERMS AND CONDITIONS OF THE NOTES AND THE OFFERING OF THE NOTES OUTSIDE MEXICO. SUCH NOTICE WILL BE SUBMITTED TO THE CNBV TO COMPLY WITH ARTICLE 7, SECOND PARAGRAPH OF THE MEXICAN SECURITIES MARKET LAW AND REGULATIONS THEREUNDER, AND FOR STATISTICAL AND INFORMATION PURPOSES ONLY, AND THE DELIVERY TO AND THE RECEIPT BY THE CNBV OF SUCH NOTICE, DOES NOT CONSTITUTE OR IMPLY ANY CERTIFICATION AS TO THE INVESTMENT QUALITY OF THE NOTES OR OF OUR SOLVENCY, LIQUIDITY OR CREDIT QUALITY OR THE ACCURACY OR COMPLETENESS OF THE INFORMATION SET FORTH IN THE DOCUMENTS OF THE OFFERING. THE INFORMATION CONTAINED IN THE DOCUMENTS USED FOR THIS OFFERING OF THE NOTES IS THE EXCLUSIVE RESPONSIBILITY OF CEMEX AND HAS NOT BEEN REVIEWED OR AUTHORIZED BY THE CNBV.

This communication does not constitute an offer to sell or a solicitation of an offer to buy or an advertisement in respect of Notes in any province or territory of Canada other than the provinces of Alberta, British Columbia, New Brunswick, Nova Scotia, Ontario, Prince Edward Island and Quebec, and in those permitted provinces only to investors that are “accredited investors” as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario) and “permitted clients” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.

The Notes are not intended to be offered, sold, distributed or otherwise made available to and should not be offered, sold, distributed or otherwise made available to any retail investor in the European Economic Area (“EEA”) or the United Kingdom (the “UK”). For these purposes, (a) a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended or superseded, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA or the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA or the UK may be unlawful under the PRIIPs Regulation.

Singapore SFA Product Classification — In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of Notes, the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the Notes are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Promotion of the Notes in the United Kingdom is restricted by the Financial Services and Markets Act 2000, and accordingly, the Notes are not being promoted to the general public in the United Kingdom. In the United Kingdom, this communication is for distribution only to, and is only directed at, (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”) or (ii) high net worth companies and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as “relevant persons”). The Notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. This communication is directed only at relevant persons and must not be acted on or relied on by anyone who is not a relevant person.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. These forward-looking statements reflect the CEMEX, S.A.B. de C.V.’s and its direct and indirect subsidiaries (the “Company”) current expectations and projections about future events based on the Company’s knowledge of present facts and circumstances and assumptions about future events, as well as the Company’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from the Company’s expectations. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Many risks, uncertainties and other important factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on the Company, include, but are not limited to: the cyclical activity of the construction sector; the Company’s exposure to other sectors that impact its business, such as, but not limited to, the energy sector; competition; availability of raw materials and related fluctuating prices; general political, social, economic and business conditions in the markets in which the Company operates or that affect its operations and any significant economic, political or social developments in those markets, including any nationalization or privatization of any assets or operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; the Company’s ability to satisfy its obligations under the Company’s material debt agreements, the indentures that govern the Company’s outstanding senior secured notes and the Company’s other debt instruments; availability of short-term credit lines, which can assist us in connection with market cycles; the impact of the Company’s below investment grade debt rating on its cost of capital; loss of reputation of our brands; the Company’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost savings from its cost-reduction initiatives and implement its global pricing initiatives for the Company’s products, including the Company’s “A Stronger CEMEX” plan; the increasing reliance on information technology infrastructure for the Company’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect the Company’s sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subject to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products; weather conditions; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events; economic, social and other effects of the outbreak and the ongoing global spread of the novel coronavirus (COVID-19); and the other risks and uncertainties described in the Company’s public filings. You are urged to carefully consider the risks, uncertainties and other factors that affect the Company’s business and should review future reports filed by the Company with the U.S. Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

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